UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-12298

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114
Jacksonville, Florida 32202
(904) 598-7000

Report of Independent Registered Public Accounting Firm

Participants and the Employee Benefits and Retirement Investment Committee
Regency Centers 401(k) Profit Sharing Plan
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Regency Centers 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion.
Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2014.

Atlanta, Georgia
June 25, 2018

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value:
Money market funds	$195,603	$187,381
Common/collective trusts	23,373,502	22,469,586
Mutual funds	66,049,964	49,651,009
Self-directed accounts	769,424	871,418
Regency Centers Corporation common stock	8,344,450	9,148,707
Total investments	98,732,943	82,328,101

Receivables:
Notes receivable from participants	864,580	848,832
Employer contributions	2,319,295	1,670,285
Total receivables	3,183,875	2,519,117
Total assets	101,916,818	84,847,218
Liabilities
Accrued liabilities	31	19
Total liabilities	31	19
Net assets available for benefits	$101,916,787	$84,847,199

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,918,460
Interest and dividends	1,275,056
Total investment income	14,193,516

Interest on notes receivable from participants	35,622

Contributions:
Employer	4,081,231
Participants	3,616,470
Rollovers	1,735,559
Total contributions	9,433,260

Total additions	23,662,398

Deductions from net assets attributed to:
Benefits paid to participants	6,421,478
Administrative expenses	171,332
Total deductions	6,592,810

Net increase	17,069,588

Net assets available for benefits:
Beginning of year	84,847,199
End of year	$101,916,787
See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.     Description of Plan

The following description of the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all employees of Regency Centers Corporation and its subsidiaries and affiliates (“the Company”), who are at least 18 years of age and become eligible the first day of the quarter following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b) Contributions

Each eligible employee is automatically enrolled in the Plan, at a contribution rate of 3% on a pre-tax basis, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to one of eleven designated Vanguard age-based, retirement target date funds until changed by the participant. Additionally, on an annual basis, employee deferrals are automatically increased by 1%, up to a maximum contribution rate of 10%, unless the employee elects to decline. During 2017, participants may contribute up to $18,000 of annual compensation, on a pre-tax or after-tax basis, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts up to $6,000 (“catch-up contributions”) to the Plan that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $5,000. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2017, the Company’s profit sharing contributions totaled $2,319,295, and were paid in March 2018.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant's Rollover Account.”

(c) Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian. Under a service agreement effective July 1, 2015, Regions bank was appointed Investment Manager for the Plan. The Plan is administered through the Company’s Employee Benefits and Retirement Investment Committee, which is appointed by the Company’s board of directors.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) plan earnings, and (c) discretionary profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

(e) Notes Receivable from Participants

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deductions. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to his or her account.

(f) Investment Options

Participants direct the investment of their participant deferrals, Company matching contributions, and Company profit sharing contributions into various investment options offered by the Plan, including a self-directed account. The self-directed account is comprised of assets invested at the discretion of Plan participants within certain guidelines as defined by the Plan.

(g) Vesting

Participants’ contributions and the Company’s matching contributions to the Plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contributions is cliff vesting based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age, which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h) Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency Centers Corporation common stock fund account. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account (“IRA”). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made. In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations.

(i) Plan Expenses

Certain Plan expenses are paid by the Plan sponsor and are excluded from these financial statements. However, the Plan continues to pay and charge participants for certain fees including (a) investment advisory fees, (b) investment management fees, which are incurred to transact investments, and (c) administrative fees to transact new participant loans.

(j) Forfeitures

Forfeitures are allocated in the subsequent year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of his or her compensation to total compensation, multiplied by total forfeitures. During 2017, amounts forfeited in prior years and earnings thereon totaling $50,186 were allocated to participants. At December 31, 2017 and 2016, unallocated forfeitures totaled $52,021 and $50,578, respectively.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

2.     Summary of Significant Accounting Policies

(a) Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

(b) Valuation of Investments and Income Recognition

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund (N) (the “Stable Return Fund”), is a common collective trust fund that is indirectly invested in fully benefit-responsive investment contracts. The Stable Return Fund is valued utilizing the Net Asset Value (“NAV”) per share as a practical expedient for fair value, as reported by the manager of the common collective trust fund.

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c) Notes receivable from participants

Notes receivable from participants are recorded at amortized cost plus accrued interest.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

(g) Recent Accounting Pronouncements

None.

3.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

4.    Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, received a tax opinion letter from the IRS dated March 31, 2014, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. The plan is subject to routine audits by taxing jurisdictions.

5.    Parties-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative and investment services approximated $121,000 for the year ended December 31, 2017. Fees paid by the Plan to the Investment Manager approximated $50,000 for the year ended December 31, 2017. The Plan also invests in the common stock of the Company from which it received dividend income of $288,958 during 2017.

6.    Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2017, there were no significant transfers in or out of levels 1, 2 or 3.

Plan Investments

Money market funds

The assets held in money market funds are valued at the NAV of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and therefore, investments recorded at NAV are not categorized in the fair value hierarchy. NAV of the collective trust is calculated daily.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts are shares of money market funds and mutual funds valued at the NAV of shares held by the Plan. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation Common Stock

Equity securities directly held by the Plan consist of common stock of the Company with quoted prices in active markets and have been classified within Level 1.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
EIN: 59-3191743
Plan No. 001

Description		Units/Shares	Current Value
Money market funds:
*	Wells Fargo Treasury Plus Money Market Service	195,603	$195,603
Common/collective trusts:
*	Wells Fargo Stable Return Fund N	136,084	7,386,236
*	Wells Fargo/BlackRock S&P MidCap Index CIT N	100,466	4,638,827
*	Wells Fargo/MFS Value CIT N	263,072	4,674,520
*	Wells Fargo/T. Rowe Price Institutional LargeCap Growth Managed CIT N	292,480	6,673,919
Mutual funds:
	American Funds Europacific Growth Fund R6	63,695	3,575,857
	American Funds New Perspective Fund R6	174,078	7,514,967
	Goldman Sachs Small Cap Value Fund I	60,311	3,662,714
	John Hancock Disciplined Value MidCap Fund R6	211,936	4,935,993
	T. Rowe Price Mid Cap Growth Fund I	41,814	3,638,695
	Vanguard Developed Markets Index Fund Admiral	89,081	1,283,659
	Vanguard Institutional Index Fund Institutional	40,550	9,872,360
	Vanguard REIT Index Fund Admiral	18,261	2,146,553
	Vanguard Small Cap Index Fund Admiral	56,702	4,013,392
	Fidelity Balanced Fund	251,624	5,971,025
	Vanguard Target Retirement Income Fund	24,434	331,075
	Vanguard Target Retirement 2015 Fund	4,291	65,784
	Vanguard Target Retirement 2020 Fund	41,732	1,309,561
	Vanguard Target Retirement 2025 Fund	24,782	458,466
	Vanguard Target Retirement 2030 Fund	114,235	3,841,731
	Vanguard Target Retirement 2035 Fund	24,678	510,580
	Vanguard Target Retirement 2040 Fund	107,870	3,858,503
	Vanguard Target Retirement 2045 Fund	60,380	1,358,546
	Vanguard Target Retirement 2050 Fund	109,396	3,960,150
	Vanguard Target Retirement 2055 Fund	8,947	351,002
	Vanguard Target Retirement 2060 Fund	4,330	150,006
*	Wells Fargo Advantage Core Bond Fund	251,502	3,239,345
Other:
	Self Directed Funds	120,080	769,424
*	Regency Centers Corporation Common Stock	94,379	8,344,450
*	Participant loans (80 participant loans with interest rates ranging from 4.25% to 5.50% and maturity dates ranging from March 2018 to July 2029)		864,580
	Total		$99,597,523

*	Party-in-interest to the Plan
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENCY CENTERS CORPORATION

June 25, 2018	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Dixon Hughes Goodman LLP